## STATEMENT OF QUALIFICATIONS

I, David W. Rennie, do hereby certify that:

I. I am employed as a Consulting Geological Engineer by:

   Scott Wilson Roscoe Postle Associates Inc.,
   Suite 388, 1130 W. Pender St.,
   Vancouver, BC, Canada

II. I graduated with a Bachelor of Applied Science degree (Geological Engineering) from the University of British Columbia in 1979.

III. I am registered as a professional.

IV. I am registered as a Professional Engineer in the Province of British Columbia (Reg. No. 13572). I have worked as a geological engineer for a total of 28 years since my graduation from undergraduate university.

V. I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

VI. I am responsible for the preparation of Sections 3.1, 3.3, 6, 8-17, 19, 21.2, 22.1, and 25.2, as well as information relating to areas of responsibility in Sections 25.6 to 25.8 of this technical report titled New Afton Detailed Feasibility Study dated March 2007.

VII. I have had no prior involvement with the property that is the subject if the technical report, or with New Gold Inc.

VIII. I visited the New Afton property on April 19 and 20, 2006.

IX. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

X. I am independent of the issuer applying all the tests in section 1.5 of National Instrument 43-101.

XI. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

XII. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated this 30th day of March 2007.

PROFESSIONAL ENGINEER PROVINCE OF BRITISH COLUMBIA D. W. RENNIE

Signature of Qualified Person
David W. Rennie, P.Eng.